Exhibit 99(k)(2)

SUB-ADMINISTRATION AND TRANSFER AGENCY AGREEMENT

THIS SUB-ADMINISTRATION AND TRANSFER AGENCY AGREEMENT (“Agreement”), made this 4th day of January 2008, between: ALPS Fund Services, Inc. (“ALPS”) and Black Creek FOF Advisor LLC (“Administrator”).

RECITALS

A. WHEREAS, ALPS is engaged in the investment accounting, back office service and administration businesses; and

B. WHEREAS, the Administrator wishes to retain ALPS to provide certain investment accounting and back office services to, and act as sub-administrator of, the Dividend Capital Global Real Estate Fund of Funds, L.P. (the “Fund”), which is registered as a closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and ALPS agrees to provide such services to, and act as sub-administrator of, the Fund on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties agree as follows:

1. Definitions. The following terms shall for purposes of this Agreement be defined as set forth below.

“Auditors” means the independent auditors of the Funds.

“Business Day” means a day that is not a United States Federal holiday on which the New York Stock Exchange and banks in the United States are all scheduled to be open for business.

“Class” means the particular class of Securities established and/or offered by the Funds.

“Administrator” means Black Creek FOF Advisor LLC or any subsequent Administrator appointed by the Funds.

“Prospectus” means the confidential offering memorandum, private placement memorandum, prospectus or other offering document utilized by the Fund as provided to ALPS as of the date hereof.

“Securities” means the relevant shares, units, limited partnership interests, limited liability company interests or other class of securities, as applicable, issued by the Funds pursuant to the Prospectus from time to time.

2. Services of ALPS. Administrator hereby authorizes ALPS, its affiliates and/or its agents to perform, and ALPS hereby agrees to perform, or otherwise provide, the services herein enumerated in Schedule A (the “Activities”).

3. Brokerage/Custody Services. ALPS will not perform the services of a trading broker, including, without limitation, executions of transactions, payment of brokerage commissions, confirmations of transactions to the Funds, transmittal of monthly brokerage account statements to the Funds, enforcement of any margin requirements, or the custody of funds or securities.

4. Compliance Services. ALPS undertakes to comply with all applicable requirements of all laws, rules, and regulations of governmental authorities having jurisdiction over ALPS with respect to the services provided under this Agreement. ALPS and the Administrator recognize and acknowledge that ALPS’ services pursuant to this Agreement are solely limited to performance of the services provided by ALPS. Unless specifically provided under this Agreement, nothing contained herein, expressed or implied, is intended or shall be construed to confer upon ALPS any duty to ensure that the Fund, the Administrator or their affiliated entities are acting in compliance with any applicable domestic or international laws or regulations.

5. Sole Responsibility for the Activities. So long as this Agreement shall remain in effect, the Administrator will not authorize any other party to perform the Activities.

6. Authorized Persons and Instructions.

A. Administrator shall deliver to ALPS a list of the names, titles and signatures of all persons who are authorized to act on behalf of it and each Fund to issue instructions to ALPS (“Authorized Persons”), including any limits on the scope of authority of any Authorized Persons. Administrator shall promptly notify ALPS of any changes to or limitations on the rights, powers and duties of any Authorized Person, but in the absence of receiving such notice, ALPS shall be entitled to deal with any Authorized Person and to act and rely upon any instructions reasonably believed to be from such Authorized Person. Unless otherwise provided in this Agreement, ALPS shall act only upon instructions from Authorized Persons.

B. Administrator hereby authorizes ALPS to communicate, as required, with its and the Fund’s brokers, futures commission merchants, accountants and/or other agents and related parties of any of them to obtain the information needed to perform the Activities.

7. Compensation. As compensation for performance of the Activities pursuant to this Agreement, Administrator will pay ALPS the fees described in Schedule B. All compensation due to ALPS will be paid in US$ and is subject to the minimum amounts specified in Schedule B. ALPS’ entitlement to compensation will begin on the day it begins to perform any of the Activities. If ALPS provides services for any partial month, ALPS’ monthly fee for that month will be pro-rated in proportion to the number of days in the month for which ALPS provides its services. ALPS will send Administrator an invoice showing all fees due for each month within 10 days after the first day of that month. Administrator will pay the fees within 10 days of receipt of the invoice. Any invoices of ALPS that are not paid by Administrator in full within 10 days after receipt will be charged interest at a rate of one percent (1%) per month on the unpaid balance (such interest charges will not exceed the maximum rate permissible under applicable law).

8. Administrator Representations. Administrator represents to ALPS that:

A. Administrator is duly organized and validly existing under the laws of the jurisdiction of its formation and it and the Fund are in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

B. Administrator has full authority and power to execute, deliver, consummate and perform this Agreement and that the individual executing this Agreement on its behalf has the requisite authority to bind Administrator to this Agreement, and the Fund has all necessary registrations, licenses and/or memberships necessary to conduct the activities as described in its registration statement and Prospectus provided to ALPS, as such may be amended from time to time.

C. The performance by Administrator of its obligations under this Agreement will not conflict with or result in a breach of any of the terms or provisions of any agreement to which Administrator is a party or to which it is bound, and does not violate any applicable laws, rules or regulations.

D. Administrator will ensure that ALPS has full access to its and the Fund’s advisors, brokers, accountants, and its other agents, and related parties of any of them, in order to obtain the information ALPS will need to perform the Activities.

E. All the information relating to Administrator given to ALPS in connection with the transactions contemplated by this Agreement is full, complete and accurate and ALPS may reasonably rely on such information until it receives written notice from Administrator of any changes.

F. To the best of Administrator’s knowledge, all the information relating to the Fund given by Administrator to ALPS in connection with the transactions contemplated by this Agreement is full, complete and accurate and ALPS may reasonably rely on such information until it receives written notice from Administrator of any changes.

G. Administrator will immediately notify ALPS if any of the foregoing representations cease to be true.

9. ALPS Representations. ALPS represents to Administrator that:

A. ALPS is in good standing in the jurisdiction of its formation and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

B. ALPS has full authority and power to execute, deliver, consummate and perform this Agreement and that the individual(s) executing this Agreement on its behalf has the requisite authority to bind ALPS to this Agreement, and ALPS has all necessary registrations, licenses and/or memberships necessary to conduct the activities as described in Schedule A attached hereto.

C. The performance by ALPS of its obligations under this Agreement will not conflict with or result in a breach of any of the terms or provisions of any agreement to which ALPS is a party or to which it is bound and does not violate any applicable laws, rules or regulations.

D. ALPS will immediately notify Administrator if any of the foregoing representations ceases to be true.

E. All the information relating to ALPS given to Administrator by ALPS or on its behalf by its authorized agents in connection with the transactions contemplated by this Agreement is full, complete and accurate and Administrator may reasonably rely on such information until it receives written notice from ALPS of any changes.

10. Non-Exclusive Services. ALPS’ services are not exclusive and ALPS and its affiliates shall be free to render similar and other services to others.

11. Relationship of the Parties. ALPS shall at no time retain possession of, or have any right, title and interest in assets of the Fund and shall not, in any way, act as a guarantor of any Securities. ALPS is an independent contractor and this Agreement does not establish a joint venture or partnership between ALPS and Administrator, nor authorize any entity to act as general agent, or to enter into any contract or other agreement on behalf of any other party except as specifically provided herein. No party shall be liable to any third party in any way for any unauthorized or negligent act or omission of the other party.

12. Term. The term of this Agreement shall begin as of the date set forth above and shall remain in effect for so long as the Fund remains in existence. The Agreement may be terminated by either party upon 120 days prior written notice by a party. Termination shall not affect ALPS’ right to compensation earned prior to the date of termination pro rata. Either party may terminate this agreement immediately for “cause.” For this purpose “cause” shall be defined and limited to (i) any material breach of this Agreement, provided that the breaching party has not cured such default after sixty (60) days notice, or (ii) a party is adjudicated bankrupt or if any receiver or trustee is appointed for it or for a substantial portion of it assets.

13. Notices. Any notice or demand pursuant to this Agreement shall be in writing and delivered by personal service (including express or courier service) registered or certified mail, electronic mail or facsimile with return receipt requested, as follows:

If to ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

Attention: Paul Garvey

Telephone: 720.917.0661

Facsimile: 720.931.3349

Email: paul.garvey@alpsinc.com

With a copy to:

ALPS Fund Services

1290 Broadway

Suite 1100

Denver CO 80203

Attention: General Counsel

Telephone: 303.623.2577

Facsimile: 303.623.7850

Email: Tane.Tyler@alpsinc.com

If to the Funds:

Black Creek FOF Advisor LLC

518 Seventeenth Street, Suite 1200

Denver, CO 80202

Attention: Derek Mullins

Telephone: (303) 228-2200

Facsimile: (303) 996-8486

Email: dmullins@dividendcapital.com

With a copy to:

Vedder Price, P.C

222 North LaSalle Street

Chicago, Illinois 60601

Attention: Deborah Bielicke Eades, Esq.

Telephone: (312) 609-7661

Facsimile: (312) 609-5005

Email: deades@vedderprice.com

With a copy to:

Skadden, Arps, Slate, Meagher & Flom, LLP

Four Times Square

New York, NY 10036

Attention: Michael Hoffma, Esq.

Telephone: (212) 735-3406

Facsimile: (917) 777-3406

Email: Michael.hoffman@skadden.com

14. Confidentiality.

A. ALPS and Administrator and their respective representatives each agree to keep confidential the terms of this Agreement and each transaction hereunder, and all related agreements, business practices, financial data, procedures and policies hereunder or otherwise relating to either of them, or their affiliates or the Fund or any information with respect to unit holders of the Fund or their accounts, that are not publicly available (the “Confidential Information”). The parties shall keep the Confidential Information in strictest confidence except to perform the services as contemplated by this Agreement or except as required by applicable law or regulation. The obligations of the parties pursuant to this Section 14 shall survive termination of this Agreement.

B. The Fund and the Administrator each agree to take all steps necessary to comply with applicable regulations protecting the privacy of nonpublic personal financial information (“Information”) of “consumers” and “customers” of the Fund, as those terms are defined in Regulation S-P. To the extent the Fund provides the Administrator with any Information to perform services or functions on its behalf, the Administrator agrees not to disclose or use any such Information for any purpose other than to carry out the purposes for which the Fund disclosed the Information or as permitted by law in the ordinary course of business to carry out those purposes. In the event that the Administrator receives any such Information from the Fund, the Administrator agrees to adopt policies and procedures that establish administrative, technical, and physical safeguards for the protection of Information of consumers or customers of the Fund. The Administrator will include a similar provision in all agreements with third parties.

15. Indemnification and Liabilities.

A. ALPS agrees to indemnify and hold harmless Administrator and its officers, directors and employees and their respective successors and permitted assigns from and against any and all liabilities, claims, costs, fines, damages, expenses, losses and attorneys’ fees arising out of any act or any failure to act by ALPS, its affiliates, and their respective officers and employees and their respective successors and permitted assigns that constitutes fraud, gross negligence, willful misconduct, or reckless disregard of its duties under this Agreement.

Administrator agrees to indemnify and hold harmless ALPS and its respective officers and employees and their respective successors and permitted assigns from and against any and all liabilities, claims, costs, fines, damages, expenses and losses resulting from any claim, demand, action or suit in connection with any action or omission by ALPS in the performance of its duties hereunder, or as a result of ALPS acting upon instructions reasonably believed by it to be genuine and to have been duly authorized by the Administrator or the Fund (collectively, “Losses”), provided that such Losses were not the result of ALPS’ fraud, gross negligence, willful misconduct or reckless disregard of its duties under this Agreement.

B. The parties acknowledge that ALPS will utilize valuations provided by brokers and/or recognized price data vendors with respect to instruments that are traded on a public exchange or that are widely traded and reported by such price data vendors in preparing reports pursuant to Section 2 or Schedule A. ALPS shall calculate the net asset value of the Fund in accordance with procedures adopted by the Board of the Fund and communicated to ALPS in writing. In calculating the net asset value or other reports for the Fund, ALPS may rely upon approved Pricing Services approved by the Fund and set forth on Schedule C (“Approved Pricing Services”) and shall (in the absence of fraud, gross negligence, or willful misconduct on the part of ALPS or its employees or agents) not be liable for any loss suffered by Administrator, the Fund or any investor by reason of any error in the calculation of net asset value or other reports resulting from any inaccuracy in the information provided by any Approved Pricing Service. Notwithstanding any other provision in this Agreement, the parties acknowledge that ALPS in the performance of its Activities will rely on the valuations provided by each Fund or its Administrator (with supporting documentation) for instruments that are not traded on a public exchange or reported by recognized price data vendors and will not independently verify the value of these instruments. In circumstances where ALPS is directed by a Fund or Administrator to use particular pricing sources, brokers, market makers or other intermediaries (including without limitation the Fund or the Administrator), ALPS shall not in the absence of fraud, gross negligence, willful misconduct or reckless disregard of its duties under this Agreement on the part of ALPS or its employees or agents, be liable for any loss suffered by Administrator, the Fund or any investor by reason of any error in the calculation of the net asset value or other reports resulting from any inaccuracy in the information provided by such pricing sources, brokers or market makers.

C. No party hereto shall be liable to any other party for any special, indirect, incidental or consequential damages of any kind whatsoever.

The obligations of the parties pursuant to this Section 15 shall survive termination of this Agreement.

16. Anti-Money Laundering. ALPS represents, acknowledges and warrants to Administrator that it has established anti-money laundering policies and procedures that to the best of its knowledge comply with applicable anti-money laundering laws, rules and regulations, including, without limitation, applicable rules promulgated under the USA Patriot Act.

17. Disaster Recovery. ALPS shall maintain a disaster recovery plan that is reasonably designed to make reasonable provision for backup facilities and services, and to minimize service interruptions due to natural disaster or other emergency circumstances.

18. Books and Records.

A. In compliance with Rule 31a-3 under the 1940 Act, ALPS agrees that all records which it maintains for the Fund shall at all times remain the property of the Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon termination of this Agreement to the Fund or its designated agents or otherwise upon written request. ALPS further agrees that all records required to be maintained pursuant to Rule 31a-1 under the 1940 Act that it maintains for the Fund will be preserved for the periods prescribed by Rule 31a-2 under the 1940 Act unless such records are earlier surrendered as provided above. Records shall be surrendered in usable machine-readable format.

B. ALPS shall maintain any books and records required to be maintained pursuant to Rule 31a-1 of the 1940 Act in connection with the Activities.

C. Administrator (and/or its respective designees) shall have the right to inspect records of the Fund maintained at ALPS during its normal business hours and upon reasonable prior notice to ALPS.

D. If ALPS receives any request or demand for the inspection of any records of Administrator, ALPS will endeavor to notify Administrator to secure instructions as to such inspection.

19. Employment Practices. Administrator agrees that it shall not hire or solicit the employment of, or services from, any employee of ALPS or its affiliates unless approved in advance by ALPS or until a minimum period of three (3) months has passed from the employee’s last day of employment with ALPS.

20. Governing Law. This Agreement and performance hereunder and all suits and special proceedings hereunder shall be construed in accordance with the laws of the State of Colorado.

21. Contract Terms To Be Exclusive/Amendment. This Agreement contains the sole and entire agreement between the parties and supersedes any and all other agreements between the parties relating to the subject matter hereof. A modification of this Agreement will be effective only if it is in writing and signed by both parties. It is hereby acknowledged and understood that if a Fund makes any amendments to the Prospectus subsequent to the date hereof, ALPS will not be required to make any change or modification with respect to the Activities, unless ALPS and Administrator have amended this Agreement in writing.

22. Assignability. This Agreement shall be binding on and inure to the benefit of the respective parties hereto and their heirs, executors, successors and assigns. No party shall assign the rights or delegate the duties pursuant to this Agreement without the prior written consent of the other party.

23. Force Majeure. Notwithstanding anything in this Agreement to the contrary, ALPS shall not be responsible or liable for its failure to perform under this Agreement or for any losses to Administrator or the Funds resulting from any event beyond the reasonable control of ALPS, its parent or affiliates or any of its officers, directors, employees, representatives, agents or permitted assigns. This provision shall survive the termination of this Agreement.

24. Waiver. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by either party. The failure of a party to insist upon strict adherence to any provision of the Agreement shall not constitute a waiver or thereafter deprive such party of the right to insist upon strict adherence.

25. Severability. If any provision of this Agreement shall be held or made invalid by statute, rule, regulation, decision of a tribunal or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable in the jurisdiction that so determines.

26. Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed an original and all of which together evidence the entire Agreement.

27. Survival. In addition to those provisions that specifically provide for survival beyond expiration and termination (such as liability and indemnification, confidentiality, and force majeure), all provisions relating to payment shall survive until completion of required payments.

IN WITNESS WHEREOF, the parties have set their hands and seals on the day first written above.

Witness:	ALPS FUND SERVICES, INC.

	By:	/s/ Jeremy O. May
Jeremy O. May, Managing Director
Print Name and Title

Witness:	BLACK CREEK FOF ADVISOR LLC

/s/ Stuart Baldwin	By:	/s/ Howard Margolis
Howard Margolis, President
Print Name and Title

Schedule A

Services

Summary of Services

Calculation of Net Asset Value:

•	Record investment transactions in Fund’s books and records.

•	Update accounting records for corporate actions on Fund’s investments where available.

•	Compute market value of portfolio using independent pricing sources and Administrator provided valuations on private placements.

•	Reconcile portfolio positions (when available) and cash balances to prime broker/custodian bank daily.

•	Maintain books and records in accordance with the this Agreement.

•	Calculate and accrue all income and expenses.

•	Calculate commission payments.

•	Prepare expense analysis.

•	Maintain tax lots of investments.

•	Calculate gains and losses (security and currency).

•	Maintain budget vs. actual expenses.

•	Prepare and post statement of assets and liabilities and statement of operations.

•	Prepare condensed monthly soft close NAV and quarterly financial information for review by management.

Investor Recordkeeping/Reporting:

•	Coordinate and oversee subscription process.

•	Record capital calls and capital commitments on partnership register.

•	Calculate economic allocations of book profit and loss.

•	Calculate all fees and reallocation of profit.

•	Calculate management fees.

•	Calculate and maintain partners’ capital account balances.

•	Determine allocation of distributions to investors in accordance with the Offering Documents and Limited Partnership Agreement.

•	Receive and respond to investor inquiries.

•	Prepare and distribute investor statements semi-annually.

•	Calculate and accrue all income and expenses.

•	Review subscription documents for completeness and perform AML and OFAC checks.

Tax Recordkeeping:

•	Determine partners’ allocations of income, expense, and realized and unrealized gain/loss according to Internal Revenue Code Section 704.

•	Calculate tax adjustments.

•	Calculate and characterize partner taxable income for preparation of K-1s.

General Administration:

•	Coordinate/oversee the movement of money from subscriptions and vendor invoices/expenses.

•	Coordinate audits by independent accountants.

•	Prepare scorecard performance reporting.

•	Prepare the funds’ semi-annual financial statements.

•	ALPS will prepare a draft of the annual and semi-annual financial statements with all necessary supporting detail to the audit firm.

•	ALPS will prepare and file Forms N-SAR, N-CSR, N-Q and N-PX.

Assumptions

General Administration:

•	The investment strategy will be Fund of Private Equity funds with a real estate focus.

•	The Fund will be limited partnership domiciled in Delaware.

•	There will be approximately 10 Private Equity Fund positions in each portfolio, plus REITS and short term investments.

•	Manager to provide a Daily Trade Activity Report.

•	The fund’s counsel will handle Blue Sky filings if necessary.

•	This proposal does not cover any costs associated with the customization of reports.

Calculation of NAV:

•	The fund NAV will be calculated monthly within five (5) business days after final valuations are received for the private placements.

•	There will be no “opt out” clause for investors.

•	There will be no liquidity rights for investors.

Investor Recordkeeping:

•	All contributions will be in cash.

•	No contributed property is anticipated.

•	Contributions will be allowed no more frequently than monthly.

•	ALPS will prepare and mail all capital statements monthly/quarterly after client sign-off of each fund’s final NAV.

Tax Reporting:

•	No tax estimates will be required during the year.

•	Aggregation will be used for tax allocations.

•	The funds do not anticipate making a Section 754 election as stated in the Internal Revenue Code.

•	ALPS will prepare the tax workpapers at year-end including the provision for income tax and tax disclosure information for the audited financial statements.

•	ALPS will perform wash sale deferral and tax straddle deferral activity analysis.

•	Audit Firm will prepare, review and file all federal and state tax returns.

•	Audit Firm will be consulted as necessary on accounting or tax issues after client approval.

•	Audit Firm will be responsible for any UBTI calculations and PFIC or CFC identification.

•	Audit Firm will mail K-1s.

Schedule B

Pricing Schedule

Dividend Capital Global Real Estate Fund of Funds I-A L.P.

An annual fee for the Fund of $275,000.

Additionally, we would charge our monthly out-of-pocket expenses, and a one time set up and conversion fee of $5,000 per fund. Our fees are billed monthly and payable upon receipt. Generally our fees are reviewed following an initial period of six months and annually thereafter. At such point, if any service requirements are materially changed from the assumptions contained herein, the fees may be subject to renegotiation. The monthly fee schedule assumes that for each fund we will calculate twelve (12) official NAVs per annum. To the extent a fund requires a second valuation in a month at any point in time, an additional charge of $2,500 will be assessed.

Out-of-Pocket Expenses:

•	Communication charges: $100 per month

•	Actual postage and delivery

•	Pricing: $75 per month plus a small per position charge

•	Actual bank/wire fees (approximately $50 per month plus wire fees)

Any extraordinary client specific expenses

B-1

Schedule C

Approved Pricing Services

Interactive Data and Standard and Poor’s

C-1